June 6, 2019

Nagesh K. Mahanthappa
Chief Executive Officer
Scholar Rock Holding Corporation
620 Memorial Drive, 2nd Floor
Cambridge, MA 02139

       Re: Scholar Rock Holding Corporation
           Registration Statement on Form S-3
           Filed June 3, 2019
           File No. 333-231920

Dear Mr. Mahanthappa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance